Exhibit 99.43

NexTech to Showcase Innovative AR Experiences for Online Retailers as Silver Sponsor of Magento Imagine Conference

COO will introduce Magento technology partners to NexTech’s eCommerce platform and highlight the value augmented reality brings to online retail

New York, NY - Toronto, ON – May 13, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) )(FSE: N29) today announced that it will showcase its industry-leading augmented reality (AR) solutions for online retail as a Silver Sponsor of this year’s Magento Imagine Conference, taking place May 13-15, 2019 at the Wynn Hotel in Las Vegas, NV. COO Reuben Tozman will demonstrate NexTech’s AR eCommerce platform from booth # #614 in the event exhibit hall.

“As one of Magento’s only true AR technology partners, this year’s conference presents a tremendous opportunity to introduce our solutions to other partners and industry thought-leaders who may be seeking immersive AR experiences to enrich their consumer’s path to purchase,” said Reuben Tozman, COO of NexTech AR Solutions. “At NexTech we’re proud to offer scalable AR features that retailers can incorporate into their existing eCommerce ecosystem, effectively democratizing the AR experience and making this powerful technology available to online retailers of all sizes. I’m excited to introduce the value of our platform to other partners at Imagine this year.”

Imagine is an annual eCommerce conference, which brings together industry leaders, merchants, retailers, agencies and developers for live keynote and breakout sessions, customer panels and networking events. Magento is an open-source eCommerce platform, handling over $100 billion in gross merchandising volume each year.

NexTech has built its AR and AI eCommerce platform as an affordable, scalable, customizable, and most importantly, easy solution to integrate within an existing web interface, making NexTech one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista.

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used for eCommerce or for education in the medical device market.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the Company’s patent-pending platform offers the most technologically advanced 3D AR, AI technology anywhere. Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI solution for $79/mo. The Company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward- looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.